

January 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
        Issuer CIK: 0001771146
        Issuer File Number: 811-23439/333-234544
        Form Type: 8-A12B
        Filing Date: January 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the TDAQ Lift ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications